FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

3 August 2023

HSBC HOLDINGS PLC

NOTICE OF REDEMPTION AND CANCELLATION OF LISTING

To the holders of:

SGD750,000,000 5.00% Perpetual Subordinated Contingent Convertible Securities

ISIN Code: XS1882693036

(the 'Securities')

Pursuant to Condition 6(c) of the terms and conditions of the Securities and paragraph 16 of the pricing supplement dated 20 September 2018 relating to the Securities (the 'Pricing Supplement'), notice is hereby irrevocably (subject as provided in Condition 6(c)) given to the holders of the Securities (the 'Securityholders') that on the Resettable Security Interest Payment Date (as defined in the Pricing Supplement) falling on 24 September 2023 (the 'Redemption Date') HSBC Holdings plc will exercise its option to redeem all of the outstanding Securities at SGD250,000 per Calculation Amount (as defined in the Pricing Supplement), together with accrued but unpaid interest from (and including) the Resettable Security Interest Payment Date falling on 24 March 2023 to (but excluding) the Redemption Date. As the Redemption Date is not a Relevant Financial Centre Day (as defined in the terms and conditions of the Securities), pursuant to Condition 8 (Payments) the redemption of the Securities will in practice be completed on 25 September 2023.

Securityholders should look to the relevant clearing systems through which their Securities are held for repayment.

The listing of the Securities on the Official List of the Irish Stock Exchange plc, trading as Euronext Dublin, and the admission of the Securities to trading on its Global Exchange Market will be cancelled on, or shortly after, 26 September 2023.

Investor enquiries to:
Greg Case                    +44 (0) 20 7992 3825                 investorrelations@hsbc.com

Media enquiries to:
Press Office                 +44 (0) 20 7991 8096                 pressoffice@hsbc.com

Notes to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 62 countries and territories. With assets of US$3,041bn at 30 June 2023, HSBC is one of the world's largest banking and financial services organisations.

DISCLAIMER - INTENDED ADDRESSEES

The Securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the 'Securities Act'), or any state securities laws and, unless so registered, may not be offered or sold within the United States or to, or for the account or the benefit of, U.S. persons, as defined in Regulation S under the Securities Act, except pursuant to an exemption from or in a transaction not subject to the registration requirements of the Securities Act and in compliance with any applicable state securities laws.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 3 August 2023